FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON SEPTEMBER 30, 2015

▪   Enersis’ EBITDA as of September 2015 amounted to Ch$ 1,636,989 million, 7.6% higher than last year during the same period, mostly attributable to the better performance of Chile’s generation business and the better results of the distribution business in Argentina due to the impact of Resolution 32/2015.

▪    In distribution, the EBITDA was 17.1% higher than the first 9 months of 2014, reaching Ch$ 704,762 million, which is mostly attributable to the recognition of Ch$ 257,331 million in Argentina because of the above-mentioned Resolution 32/2015. This was partially offset by negative results in Brazil and Colombia.

▪   The generation business showed an EBITDA growth of Ch$ 38,357 million, 4.1% higher than the same period of 2014. This is mostly explained by an increase of Ch$ 122,603 million in Chile, 61.4% higher than the previous year, given higher physical energy sales resulting from the re-starting of Bocamina I and II and the effect of consolidating 100% of GasAtacama. This was partially offset by a lower EBITDA in Colombia and Brazil.

▪  This positive operating performance, along with a better financial result due to  higher financial income and lower financial costs, resulted in a 49.0% increase in the net profit attributable to Enersis’ controlling shareholders when compared to the same period last year, amounting to Ch$ 405,425 million.

▪  The Company’s distribution customer base grew by more than 449,000 clients during the last 12 months, surpassing 15.1 million clients. Energy demand in the Group’s concession areas increased by 2.2%, reaching physical sales of 59,011 GWh.

▪  In the generation business, the accumulated net energy production reached 45,238 GWh, in line with the same period of 2014. Physical sales increased by 3.7% with respect to the previous year, reaching 53,526 GWh, mostly because of higher sales in Chile and Colombia.

▪   In October, El Quimbo (400 MW, hydro) began a dry run operation and will begin commercial operation during November.  Additionally, we continue the construction of Los Cóndores (150 MW, hydro), estimated to begin operations at the end of 2018.

                                                                                                                                        • 1 •

ECONOMIC - FINANCIAL SUMMARY

➢  The Company’s operating result increased by Ch$ 109,527 million, which is equivalent to a 9.6% increase, primarily explained by the positive impact of Resolution 32 in Argentina’s distribution business income and by the good performance of Chile’s generation business due to increased sales and better prices.

➢  Net financial result shows a smaller loss of Ch$ 166,487 million. This is mainly explained by higher financial revenues in Edesur and lower financial costs in Brazil’s distribution business.

➢  Income before taxes amounted to Ch$ 1,127,704 million, a 26.2% increase as compared with the first 9 months of 2014.

➢  Corporate taxes paid out by the Company were 18.3% higher than those paid out in the same period of the previous year, amounting to Ch$ 434,679 million, mostly in Chile and Brazil.

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained solid, as shown below:

•     Cash and cash equivalent                                                         US$ 1,527 million

•     Cash and cash equiv. + 90-day cash investments                 US$ 1,657 million

•     Available committed lines of credit                                          US$ 568 million

•     Available uncommitted lines of credit                                      US$ 666 million

➢ The average nominal rate of interest in September 2015 decreased by 0.1 percentage points to 8.4% from the same period of the previous year, primarily influenced by better debt rate conditions in Argentine pesos and UFs, offset by worse debt rate conditions in Brazilian reals and Peruvian soles.

Hedging and protection:

In order to mitigate financial risks associated to exchange rate and interest rate fluctuations, Enersis has enacted policies and procedures aimed at hedging its financial statements against volatility.

•      Enersis’ exchange rate hedging policy establishes that there must be a balance between the indexing currency of the cash flows generated by each company and their respective borrowing currency.  In line with the foregoing,

                                                                                                                                        • 2 •

•      The Company has entered into cross currency swap agreements for US$ 1,111 million and forwards for US$ 445 million.

•      In order to reduce the volatility of the financial statements caused by interest rate fluctuations, the Company maintains an adequate debt structure balance. In line with the above, the Company has entered into interest rate swap agreements totaling US$ 101 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out through subsidiary companies that operate the different businesses in the five countries in which the Company operates. The most important businesses for Enersis are electricity generation and distribution.

At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada, thus attaining 100% ownership.

The following tables show some key indicators, as of September 30 of 2014 and 2015, of the companies in the different countries in which they operate.

Generation business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Sep-15	Sep-14	Sep-15	Sep-14

Endesa Chile (1)	SIC & SING Chile	17,311	15,063	34.9%	31.2%
Costanera	SIN Argentina	6,225	5,301	6.3%	5.6%
El Chocón	SIN Argentina	2,887	2,698	2.9%	2.9%
Dock Sud	SIN Argentina	2,497	3,689	2.5%	3.9%
Edegel consolidated	SICN Peru	6,501	6,929	22.1%	24.9%
EE. Piura	SICN Peru	478	431	1.6%	1.5%
Emgesa	SIN Colombia	12,845	12,140	19.5%	18.9%
Cachoeira Dourada	SICN Brazil	2,343	3,044	0.7%	0.9%
Fortaleza	SICN Brazil	2,438	2,323	0.7%	0.7%

Total		53,526	51,617

(1) includes Endesa Chile and its generation subsidiaries in Chile.

                                                                                                                                        • 3 •

Distribution business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14

Chilectra (**)	11,943	11,783	5.5%	5.5%	1,773	1,727	2,600	2,485
Edesur	14,004	13,471	12.1%	11.1%	2,477	2,459	600	658
Edelnor	5,710	5,478	8.4%	8.0%	1,330	1,285	2,162	2,073
Ampla	8,564	8,605	20.7%	20.2%	2,972	2,859	2,475	2,546
Coelce	8,353	8,217	13.3%	12.6%	3,722	3,586	3,141	2,939
Codensa	10,437	10,187	7.2%	7.1%	2,844	2,751	2,729	2,656

Total	59,011	57,740	11.2%	10.8%	15,117	14,668	1,707	1,739

(*) Includes final customer sales and tolls.
(**) Consolidated data.

The following table shows the energy sales revenues breakdown by business line and by type of client, as of September 30, 2015 and 2014, in the different countries where we operate.

Energy Sales Revenues
Generation and Distribution
(Figures in million Ch$)

Country	Chile		Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14

Energy Sales Revenues

Generation	1,077,216	824,542	85,618	59,785	189,147	287,525	518,967	586,438	260,489	263,479	2,131,437	2,021,769	(460,826)	(441,607)	1,670,611	1,580,162
Regulated customers	781,146	486,756	-	-	110,844	111,481	-	-	151,401	171,272	1,043,391	769,509	(409,847)	(361,570)	633,544	407,939
Non regulated customers	188,137	262,667	4,345	8,128	46,964	125,199	400,082	401,048	84,336	83,399	723,864	880,441	(50,960)	(79,895)	672,904	800,546
Spot Market	112,084	54,494	54,553	30,785	31,339	50,845	118,885	185,390	10,633	7,199	327,494	328,713	-	-	327,494	328,713
Other Clients	(4,151)	20,625	26,720	20,872	-	-	-	-	14,119	1,609	36,688	43,106	(19)	(142)	36,669	42,964

Distribution	826,814	739,504	200,567	151,116	1,192,744	1,126,994	539,146	609,693	386,001	332,717	3,145,272	2,960,024	(2,264)	(4,445)	3,143,008	2,955,579
Residential	279,601	248,803	67,316	51,950	604,164	577,801	284,459	323,052	185,848	161,387	1,421,388	1,362,993	(2,076)	(4,243)	1,419,312	1,358,750
Commercial	234,705	208,853	82,647	61,154	255,311	236,832	133,712	150,217	79,545	68,406	785,920	725,462	(60)	(73)	785,860	725,389
Industrial	163,322	145,333	22,474	15,343	94,978	94,889	56,348	59,115	52,365	47,154	389,487	361,834	-	-	389,487	361,834
Other	149,186	136,515	28,130	22,669	238,291	217,472	64,627	77,309	68,243	55,770	548,477	509,735	(128)	(129)	548,349	509,606
Less: Consolidation adjustments	(253,588)	(196,104)	(19)	(19)	(99,067)	(107,219)	(51,088)	(80,024)	(59,328)	(62,564)	(463,090)	(446,052)	463,090	446,052	-	-

Energy Sales Revenues	1,650,442	1,367,942	286,166	210,882	1,282,824	1,307,300	1,007,025	1,116,107	587,162	533,632	4,813,619	4,535,741	-	-	4,813,619	4,535,741

• 4 •

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of the Income Statement

Net income attributable to Enersis’ controlling shareholders as of September 30, 2015 amounted to Ch$ 405,425 million; which represents a 49% increase with respect to the same period of the previous year, which amounted to Ch$ 272,132 million.

Following is an item-by-item comparison of the Income Statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Sep-15	Sep-14	Change	% Change

Revenues	5,685,378	5,209,263	476,115	9.1%
Sales	5,236,804	4,905,929	330,875	6.7%
Other operating income	448,574	303,334	145,240	47.9%
Procurements and Services	(3,187,684)	(2,929,825)	(257,859)	(8.8%)
Energy purchases	(2,041,359)	(1,905,756)	(135,603)	(7.1%)
Fuel consumption	(460,468)	(378,711)	(81,757)	(21.6%)
Transportation expenses	(316,176)	(327,502)	11,326	3.5%
Other variable costs	(369,681)	(317,856)	(51,825)	(16.3%)
Contribution Margin	2,497,694	2,279,438	218,256	9.6%
Personnel costs	(400,339)	(328,494)	(71,845)	(21.9%)
Other fixed operating expenses	(460,366)	(429,830)	(30,536)	(7.1%)
Gross Operating Income (EBITDA)	1,636,989	1,521,114	115,875	7.6%
Depreciation and amortization	(348,652)	(349,175)	523	0.2%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(36,553)	(29,683)	(6,870)	(23.2%)
Operating Income	1,251,783	1,142,256	109,527	9.6%
Net Financial Income	(142,839)	(309,326)	166,487	53.8%
Financial income	202,562	126,351	76,211	60.3%
Financial costs	(319,588)	(387,066)	67,478	17.4%
Gain (Loss) for indexed assets and liabilities	(3,097)	(5,853)	2,756	47.1%
Foreign currency exchange differences, net	(22,716)	(42,758)	20,042	46.9%
Other Non Operating Income	18,760	60,765	(42,005)	(69.1%)
Net Income From Sale of Assets	7,415	48,568	(41,153)	(84.7%)
Share of profit (loss) of associates accounted for using the equity method	11,345	12,197	(852)	(7.0%)
Net Income Before Taxes	1,127,704	893,695	234,009	26.2%
Income Tax	(434,679)	(367,504)	(67,175)	(18.3%)
NET INCOME	693,026	526,191	166,835	31.7%
Net Income attributable to owners of parent	405,425	272,132	133,293	49.0%
Net income attributable to non-controlling interest	287,601	254,059	33,542	13.2%

Earnings per share Ch$ *	8.26	5.54	2.72	49.0%

(*) As of September 2015 and 2014 the average number of paid and subscribed shares were 49,092,772,762

• 5 •

Operating income:

Operating income obtained as of September 30, 2015 shows an increase of Ch$ 109,527 million; a 9.6% increase, going from Ch$ 1,142,256 million as of September 2014 to Ch$ 1,251,783 million in the current period.

The breakdown of operating revenue and expenses by business line for the periods ended September 30, 2015 and 2014 is as follows:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14

Operating Revenues	2,356,151	2,218,513	3,868,772	3,468,440	(539,545)	(477,690)	5,685,378	5,209,263
Operating Costs	(1,577,960)	(1,457,317)	(3,352,006)	(3,067,086)	496,371	457,396	(4,433,595)	(4,067,007)

Operating Income	778,191	761,196	516,766	401,354	(43,174)	(20,294)	1,251,783	1,142,256

Change in million Ch$ and %	16,995	2.2%	115,412	28.8%	(22,880)	(112.7%)	109,527	9.6%

The generation and transmission businesses of the Group shows an increment of Ch$ 16,995 million equivalent to 2.2%, reaching Ch$ 778,191 million. Physical sales increased by 3.7%, amounting to 53,526 GWh (51,617 GWh as of September 2014).

A comparative table of the generation and transmission operating income between both periods on a country-by-country basis is shown below:

OPERATING INCOME BY COUNTRY

Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Total
	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14

Operating Revenues	1,134,246	879,117	147,995	120,648	233,324	336,709	525,191	588,375	316,727	293,940	2,356,151	2,218,513

Operating Costs	(903,170)	(750,556)	(118,042)	(88,871)	(133,620)	(215,730)	(225,756)	(222,713)	(198,704)	(179,723)	(1,577,960)	(1,457,317)

Operating Income	231,076	128,561	29,953	31,777	99,704	120,979	299,434	365,662	118,023	114,217	778,191	761,196

Change in million Ch$ and %	102,515	79.7%	(1,824)	(5.7%)	(21,275)	(17.6%)	(66,227)	(18.1%)	3,805	3.3%	16,995	2.2%

Chile

Our operating income in Chile increased from Ch$ 128,561 million as of September 2014 to Ch$ 231,076 million in the current period, mainly because of a greater operating income of Ch$ 255,129 million mostly attributable to physical sales of 2,248 GWh and better average energy sale prices (+US$ 4/MWh), as well as a greater operating income of Ch$ 80,631 million contributed by GasAtacama.

• 6 •

On the other hand, operating costs increased by Ch$ 152,614 million, because of higher energy purchasing costs of Ch$ 6,061 million due to increased physical spot market purchases, greater fuel consumption expenses of Ch$ 57,417 million, mainly explained by the incorporation of GasAtacama, higher transportation costs of Ch$ 16,111 million, higher costs from other variable procurement and service expenses of Ch$ 44,340 million mostly attributable to costs related to the agreement with AES Gener that allows to use Endesa Chile’s LNG in the combined cycle plant Nueva Renca of Ch$ 25,032 million, higher water transportation costs for the operation of the San Isidro plant of Ch$ 9,441 million, greater costs of GasAtacama of Ch$ 3,147 million and other higher costs amounting to Ch$ 6,300 million, greater depreciation and impairment expenses of Ch$ 20,088 million, resulting from the incorporation of GasAtacama and from higher expenses capitalizations carried out during the second half of 2014 in San Isidro II, Bocamina II and Tal Tal, other higher expenses by nature of Ch$ 2,773 million and higher personnel expenses totaling  Ch$ 5.824 million.

On April 22 2014, Endesa Chile acquired 50% of Inversiones GasAtacama Holding Limitada’s partnership rights to complete its full 100% property ownership of this company.  The acquired subsidiary, whose operating income is acknowledge as of May 2014, shows a better operating income of Ch$ 13,383 million as compared to that of last year.

Argentina

Operating income from our Argentina subsidiaries amounted to Ch$ 29,953 million, which was Ch$ 1,824 million lower than that of the previous year, whose operating income had amounted to Ch$ 31,777 million.

Operating income of Endesa Costanera amounted to Ch$ 13,937 million, which was Ch$ 3,935 million greater than in the same period of the previous year, as a consequence of a higher operating income of Ch$ 19,157 million mainly attributable to higher energy sales of 924 GWh as compared to those of the same period last year, due to higher thermal dispatch and higher average sale price due to Resolution N° 482. The foregoing was partially offset by higher operating expenses of Ch$ 15,222 million mostly due to higher personnel expenses of Ch$ 11,582 million as a consequence of increased staffing and salaries resulting from a collective bargaining agreement as well as from greater depreciation and impairment amounting to Ch$ 4,053 million due to new  capitalizations expenses.

El Chocon’s operating income reached Ch$ 17,667 million, Ch$ 5,856 million higher of than of the previous year as a result of a greater operating income of Ch$ 6,400 million attributable to greater physical sales of 189 GWh with respect to those of the same period of the preceding year, due to better hydrological conditions and a higher average sale price due to Resolution N°482, offset by greater personnel costs of Ch$ 886 million.

The operating income of our subsidiary Dock Sud amounted to a loss of Ch$ 1,061 million, which was Ch$ 10,021 million lower than that of the previous year, because of higher operating costs of Ch$ 11,795 million, mostly coming from greater fuel consumption of Ch$ 4,928 million and greater other variable procurement and service expenses totaling Ch$ 4,002 million as a result of the maintenance of turbines caused by a plant stoppage and by greater depreciation and impairment expenses of Ch$ 2,706 million. On the other hand, operating revenues increased by Ch$ 1,774 million as a consequence of non-recurring maintenance compensation and a higher average sale price due to Resolution N°482. Physical sales amounted to 2,497 GWh during the current period; namely, 1,192 GWh lower than those of the same period of the preceding year, which amounted to 3,689 GWh.

• 7 •

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods was a 1.6% increase in Chilean peso terms in September 2015 compared to September 2014.

Brazil

Operating income generated by our subsidiaries in Brazil amounted to Ch$ 99,704 million; namely, Ch$ 21,275 less than that of the previous period, whose operating income had reached Ch$ 120,979 million.

Operating income of our subsidiary Cachoeira Dourada, decreased by Ch$ 15,332 million because of lower operating revenues of Ch$ 62,224 million mostly attributable to lower energy sales of 700 GWh, when compared to those of the same period of last year and also to lower average sale prices. On the other hand, the operating costs decreased by Ch$ 46,892 million mostly due to lower energy purchases of Ch$ 41,087 million to cover the demand, lower other variable procurement service expenses of Ch$ 3,152 million, lower transportation costs of Ch$1,849 million and lower depreciation and impairment expenses of Ch$ 739 million. Physical sales reached 2,343 GWh in this period, 700 GWh lower than the same period of last year where it reached 3,044 GWh.

Operating income of Central Fortaleza (CGTF) amounted to Ch$ 20,575 million, which is Ch$ 4,690 million lower than that of the same period of the last year due to lower energy sales of Ch$ 36,156 million resulting from lower sale prices offset by lower operating costs of Ch$ 31,466 million mostly attributable to lower energy purchases of Ch$ 30,617 million and lower purchase prices in the market. Physical sales reached 2,438 GWh in the current period, which were 116 GWh greater than those of the same period of the previous year, which amounted to 2,323 GWh.

Cien shows a decrease of its operating income of Ch$ 1,877 million as a result of lower operating revenues of Ch$ 5,030 million attributable to the Ch$ 8.601 million impact of converting Brazilian reals to Chilean pesos offset by an increase of Ch$ 3.374 million in the annual allowed revenue (RAP) because of higher energy dispatches, at the direction of the regulatory entity. On the other hand, operating costs decreased by Ch$ 3,153 million, mainly due to lower depreciation and impairment expenses of Ch$ 2,174 million, lower other expenses by nature of Ch$ 726 million and lower personnel expenses of Ch$ 323 million.

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both periods was a 17.4% decrease in Chilean peso terms in September 2015 compared to September 2014.

Colombia

Colombia’s operating income decreased by 18.1% recording a total of Ch$ 299,474 million as of September 2015 (Ch$ 365,662 in same period 2014), mainly due to a lower operating revenues of Ch$ 63,184 million mainly attributable to the Ch$ 94,776 million impact caused by the conversion of Colombian pesos to Chilean pesos; which, in turn, was offset by 705 GWh greater physical sales during the period, with respect to 2014, for Ch$ 31,592 million.

• 8 •

Operating income was also affected by greater operating costs of Ch$ 3,043 million resulting from higher fuel consumption costs of Ch$ 8,992 million due to higher thermal generation, higher other expenses by nature of Ch$ 6,194 million mostly attributable to the recognition of wealth tax decreed by the Colombian Government of Ch$ 8,607 million offset by lower depreciation and impairment expenses of Ch$ 4,013 million, lower energy purchases of Ch$ 3,873 million because of greater energy generation and lower purchasing prices, lower transportation costs of Ch$ 3,230 million and lower other variable procurement and services for Ch$ 893 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 16.1% decrease in Chilean peso terms in September 2015 compared to September 2014.

Peru

Operating income of our subsidiaries in Peru amounted to Ch$ 118,023 million as of September 2015, thereby reflecting an increase of Ch$ 3,805 million compared to the same period of the previous year, when operating income amounted to Ch$ 114,217 million.

Edegel’s operating income reached Ch$ 104,587 million; an increase of Ch$ 3,742 million regarding the same period of the previous year. Operating revenues increased by Ch$ 18,811 million, which was mostly attributable to the depreciation of Peruvian Sol against US Dollar and Chilean Peso, offset by lower physical sales of 428 GWh and lower average sale prices, as well as lower Other Operating Income of Ch$ 5,675 million mostly because in 2014 Edegel received insurance payments related to the T-GY turbine of Central Santa Rosa.

Operating costs increased by Ch$ 15,069 million because of higher fuel consumption of Ch$ 6,363 million, due to higher transportation costs of Ch$ 5,379 million because of increased prices, higher depreciation and impairment expenses of Ch$ 2,487 million caused by higher expenses capitalizations and higher energy purchases of Ch$ 851 million.

Additionally, our subsidiary Empresa Electrica de Piura, slightly increased its operating income by Ch$ 135 million with respect to the previous year.

The effect of converting the financial statements from Peruvian Sols to Chilean pesos in both periods was a 2.1% increase in Chilean peso terms in September 2015 compared to September 2014.

The Enersis Group’s distribution business during the period shows an increase in operating income of Ch$ 115,412 million, equivalent to 28.8% more than the previous year, reaching Ch$ 516,766 million. Physical sales grew by 1,270 GWh reflecting a 2.2% increase compared with the same period of the previous year, which amounted to 59,011 GWh. The company’s client base expanded by 449,000 clients, reaching 15.1 million clients, an increase of 3.1% as compared to the previous year.

The following table shows details of the operating income of the distribution business by country and comparing the two periods:

• 9 •

OPERATING INCOME BY COUNTRY

Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14	Sep-15	Sep-14

Operating Revenues	930,399	830,888	448,747	215,072	1,422,255	1,330,480	658,013	739,271	409,358	352,730	3,868,772	3,468,440

Operating Costs	(819,494)	(721,345)	(390,873)	(315,336)	(1,328,061)	(1,206,944)	(481,655)	(537,129)	(331,923)	(286,333)	(3,352,006)	(3,067,086)

Operating Income	110,905	109,543	57,874	(100,264)	94,194	123,536	176,358	202,142	77,435	66,397	516,766	401,354

Change in million Ch$ and %	1,362	1.2%	158,138	157.7%	(29,342)	(23.8%)	(25,784)	(12.8%)	11,038	16.6%	115,412	28.8%

Chile

In Chile, our subsidiary Chilectra recorded an operating income of Ch$ 110,905 million, a slight increase of Ch$ 1,362 million with respect to the previous year, equivalent to 1.2% increase.

Such variation is mostly attributable to higher operating revenues of Ch$ 99,511 million (+12%), as a result of better energy sales of Ch$ 87,311 million because of higher physical sales and an increase of the tariff to regulated clients and as a result of a greater recognition on account of the Resettlement of average node price decrees not applied and higher other services for Ch$ 11,667 million mostly due to greater income from transmission tolls with generators for Ch$ 5,134 million and leasing and public lighting maintenance and the deployment of grids and other services for Ch$ 6,533 million.

Higher operating costs of Ch$ 98,149 million, equivalent to a13.6% increase, resulting from higher energy purchases of Ch$ 84,564 million given higher physical purchases and higher purchase prices with respect to the previous period, higher expenses on account of variable procurement and services of Ch$ 10,725 million, higher transportation costs of Ch$ 1,927 million as well as higher other depreciation and impairment expenses of Ch$ 5,007 million, offset by lower expenses by nature of Ch$ 3,751 million.

Energy losses remained at 5.5% for both periods.  Physical energy sales grew by 1.4% reaching 11,943 GWh during the current period and the client base expanded by 45,700 clients reaching 1.77 million clients.

Argentina

In Argentina, Edesur shows an improved operating result of Ch$ 158,138 million, improving from a loss of Ch$ 100,264 million in 2014 to a profit of Ch$ 57,874 million during the current period.

Operating revenues increased by Ch$ 233,675 million since the current period recorded income of Ch$ 257,331 million as a result of the application of the new Resolution 32/2015 dated March 11; which, in order to finance expenses and investments associated to the normal supply of the public service of electric energy distribution, approved a temporary increase of Edesur’s income as of February 1, 2015, without it implying increased tariffs, all of which amounted to Ch$ 219,445 million, the recognition of the costs not transferred to the MMC Tariff corresponding to the month of January 2015 for Ch$ 11,653 million and, additionally, the recognition of income on account of energy sales for Ch$ 26,233 million, since the Resolution also establishes that as of February 1, 2015, the funds coming from PUREE must be considered as part of the distributing companies’income. All of the foregoing was offset with the recognition, as of September 2014, of Ch$ 47,566 million resulting from the application of Resolution 250/13 that acknowledges the costs not transferred to the MMC Tariff. Also, energy sales increased by Ch$ 23,217 million because of higher physical sales during the period amounting to 534 GWh and to the lower impact of the service quality fines of 2014 and the better income perceived on account of other services provided, totaling Ch$ 4.561 million.

• 10 •

The company’s operating costs increased by Ch$ 75,537 million, mostly because of higher personnel expenses of Ch$ 57,501 million, resulting from the impact of salary increases during this fiscal year and of Ch$ 14,679 million from other expenses by nature mostly attributable to higher expenses on account of contractor companies.

Energy losses increased 1 percentage points reaching 12.1% as of September 2015, while the company’s client based expanded by 17,400 clients to more than 2.47 million clients.

The effect of converting the financial statements from Argentinean pesos to Chilean pesos in both periods was a 1.6% increase in Chilean peso terms in September 2015 compared to September 2014.

Brazil

In Brazil, the operating income obtained by our distribution subsidiaries amounted to Ch$ 94,194 million; namely, 23.8% lower than the same period of the year 2014.

Ampla’s operating income reached Ch$ 8,615 million; which, compared to that of the previous period reflects a Ch$ 72,364 million decrease.  This is explained by greater operating costs of Ch$ 117,504 million mostly attributable to higher energy purchases costs of Ch$ 128,336 million, impacted by the higher prices triggered by the drought and offset by lower other depreciation and impairment expenses of Ch$ 9,753 million.  On the other hand, operating revenues increased by Ch$ 45,140 million, mainly due to higher energy sales income resulting from better average sale prices of Ch$ 24,871 million, a higher toll revenue of Ch$ 10,454 million as well as higher other operating revenues of Ch$ 9,815 million.

Physical sales decreased by 40 GWh reaching 8,564 GWh as of September 2015. Energy losses increased by 0.5 percentage points from 20.2% to 20.7% as of September 2015.  Ampla’s client base expanded by 113,700 clients to more than 2.97 million clients.

In Colece, the operating income increased by Ch$ 43,021 million, reaching Ch$ 85,578 million. The higher operating revenues of Ch$ 46,635 million are mostly attributable to higher energy sales revenues resulting from higher physical sales of 135 GWh reaching 8,353 GWh as of September 2015 and to better energy sale prices.  On the other hand, operating costs increased slightly by Ch$ 3,613 million because of higher energy purchases of Ch$ 24,819 million impacted by the higher prices brought about by the drought and offset by lower other expenses on account of variable procurement and services of Ch$ 13,254 million, other expenses by nature of Ch$ 3,313 million, lower other depreciation and impairment expenses of Ch$ 3.099 million and lower transportation costs of Ch$ 1,736 million.

Energy losses increased by 0.6 percentage points  reaching 13.3%  as of September 2015 and Coelce’s client base expanded by 135,600 clients to more than 3.72 million clients.

• 11 •

The effect of converting the financial statements from Brazilian reais to Chilean pesos in both periods was a 17.4% decrease in Chilean peso terms in September 2015 compared to September 2014.

Colombia

In Colombia, the operating income of Codensa reached Ch$ 176,358 million, reflecting a Ch$ 25.784 million decrease compared to the same period of the previous period. This is mainly due to lower operating revenues of Ch$ 81,258 million mainly due to the impact of the conversion from Colombian pesos to Chilean pesos and to lower Other Operating Income of Ch$ 26,341 million corresponding to lower income on account of the leasing of public lamp post infrastructure and pipelines.  The foregoing is offset by higher physical energy sales of 250 GWh reaching 10,437 GWh as of September 2015 and by better average sale prices totaling Ch$ 26,728 million and by higher income coming from other services provided totaling Ch$ 18,042 million mostly attributable to the leasing and maintenance of public lamp post infrastructure. On the other hand, operating costs also decreased by Ch$ 55,474 million mainly because of lower energy purchases of Ch$ 39,089 million, lower depreciation and impairment expenses of Ch$ 8,175 million, lower transportation costs of Ch$ 3,419 million, lower other expenses by nature of Ch$ 2,761 million net of the impact of the conversion which includes acknowledging the wealth tax decreed by the Colombian Government totaling Ch$ 5,355 million, lower other variable procurement and service expenses of Ch$ 1,310 million and lower personnel costs of Ch$ 720 million.

Energy losses increased by 0.1 percentage points  up to 7.2% as of September 2015 and the client base expanded by 92,200 clients to more than 2.84 million clients.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 16.1% decrease in Chilean peso terms in September 2015 compared to September 2014.

Peru

In Peru, our subsidiary Edelnor shows an operating income of Ch$ 77,435 million, which is Ch$ 11.038 million higher compared to the same period of the previous year. This is mainly explained by higher operating revenues of Ch$ 56,628 million because of higher physical sales during the period.  The foregoing was partially offset by greater energy purchase costs of Ch$ 39,013 million to cover the greater demand from clients, higher other expenses by nature of Ch$ 3,124 million and higher other variable procurement and service expenses of Ch$ 3,076 million.

Physical sales increased by 232 GWh, reaching 5,710 GWh as of September 2015. Energy losses increased by 0.4 percentage points  to 8.4% as of September 2015.  The company’s client bases expanded by 44,700 clients to more than 1.33 million clients.

The effect of converting the financial statements from Peruvian Sols to Chilean pesos in both periods was a 2.1% increase in Chilean peso terms in September 2015 compared to September 2014.

Next, we show a summary of Operating Income, Costs and Net Operating Income of the Enersis Group subsidiaries for the periods ending as of September 2015 and September 2014.

• 12 •

Operating Income Detail
(Figures in million Ch$)

	Sep-15			Sep-14
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	2,037,316	(1,370,656)	666,661	1,809,886	(1,187,973)	621,913
Cachoeira Dourada	71,494	(20,379)	51,115	133,718	(67,271)	66,447
CGTF	117,665	(97,090)	20,575	153,821	(128,556)	25,265
Cien	46,790	(17,792)	28,998	51,820	(20,945)	30,875
Chilectra S.A.	930,399	(819,494)	110,905	830,888	(721,345)	109,543
Edesur S.A.	448,747	(390,873)	57,874	215,072	(315,336)	(100,264)
Edelnor S.A.	409,358	(331,926)	77,432	352,730	(286,340)	66,390
Ampla	792,047	(783,432)	8,615	746,907	(665,928)	80,979
Coelce	630,208	(544,629)	85,578	583,573	(541,016)	42,557
Codensa S.A.	658,013	(481,655)	176,358	739,271	(537,129)	202,142
Cam Ltda. (1)	-	-	-	-	-	-
Inmob. Manso de Velasco Ltda. (1)	-	-	-	9,137	(5,073)	4,064
Synapsis Soluc.y Servicios Ltda. (2)	-	-	-	-	-	-
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	5,683	(6,471)	(788)	3,694	(4,784)	(1,090)
Cemsa	590	(2,626)	(2,036)	995	(1,518)	(523)
Dock Sud	45,073	(46,134)	(1,061)	43,299	(34,339)	8,960
EE Piura	41,842	(28,418)	13,424	38,243	(24,954)	13,289
Holding Enersis y soc. inversión	37,135	(77,021)	(39,886)	33,111	(53,486)	(20,375)

Consolidation Adjustments	(586,982)	585,001	(1,981)	(536,902)	528,986	(7,916)

Total	5,685,378	(4,433,595)	1,251,783	5,209,263	(4,067,007)	1,142,256

Financial Result

Financial result amounted to an expense of Ch$ 142,839 million, which represents Ch$ 166,487 million less than the same period of 2014. The foregoing is mostly explained by:

Higher financial revenues of Ch$ 76,211 million mainly due to a greater revenue of Ch$ 25,159 million as a consequence of the restatement of non-amortized assets at the end of the concession period in Ampla and Coelce at the New Replacement Value, higher revenues of Ch$ 17,302 million  of the financial restatement of the regulated assets and liabilities of the Brazilian distributors Ampla and Coelce, higher income of Ch$ 52,309 million from the cancellation of financial expenses in Edesur coming from the debt with CAMMESA, according to Note  SE1208/2015, offset by lower revenue resulting from the placement of investments and other financial securities in Enersis totaling Ch$ 16,315 million.

Lower financial expenses of Ch$ 67,478 million, mainly attributable to lower financial expenses in Brazilian subsidiaries of Ch$ 74,996 million as a consequence of the restatement of non-amortized assets at the end of the Ampla and Coelce concession at the New Replacement Value offset by higher expenses in the Argentinean subsidiaries, Edesur and Endesa Costanera, totaling Ch$ 18,238 million mainly because of a higher debt to CAMMESA.  The difference corresponds to lower financial expenses mainly because of the impact of the conversion of the various operating currencies of our subsidiaries abroad.

Lower indexation adjustment expenses of Ch$ 2,756 million mostly attributable to the lower impact of UF-denominated financial debt of certain Chilean subsidiaries.

Lower expenses of exchange rate differences of Ch$ 20,042 million, mostly because of a lower impact on DockSud of Ch$ 22,153 million as a result of the capitalization of its entire debt toward the end of the year 2014, lower impact on Endesa Costanera of Ch$ 23,882 million because of a lower USD-denominated debt with respect to the 2014 period, the foregoing was partially offset by higher exchange rate differences of Ch$ 25,993 million of foreign currency debt.

• 13 •

Result of asset sales and other investments

The lower result of Ch$ 41,153 million corresponds mainly to lower income because of the re-calculation of the initial pre-existing shareholding of 50% of Gas Atacama and the settlement of its foreign exchange currency differences of Ch$ 42,553 million recorded in 2014, lower income from the sale of real estate properties and other sales totaling Ch$ 2,807 million, offset by income of Ch$ 4,207 million as a net result of the sale of Túnel El Melon.

Corporate Taxes

Corporate Income Tax shows higher expenses of Ch$ 67,175 million which are mostly attributable to greater expenses in Endesa Chile of Ch$ 38,666 million because of better financial results when compared to those of the previous year, exchange rate impact in foreign investments and increment of the rate ordered by a new tax reform applied as of September 2014 in Chile, in Coelce of Ch$ 37,585 million as a result of better financial results with respect to the previous year, in Cachoeira Dourada of Ch$ 12,274 million for changing its tax system from a presumed taxable base to a real taxable base. The foregoing was partially offset by lower expenses in Edegel of Ch$ 8,862 million, in Emgesa of Ch$ 5,406 million and in Central Costanera of Ch$ 5,002 million.

ANALYSIS OF THE FINANCIAL SITUATION

Assets (million Ch$)	Sep-15	Dec-14	Change	% Change

Current Assets	3,166,278	3,931,499	(765,221)	(19.5%)
Non Current Assets	11,841,669	11,989,823	(148,154)	(1.2%)

Total Assets	15,007,947	15,921,322	(913,375)	(5.7%)

The Company’s total assets as of September 2014 showed a decrease of Ch$ 913,375 million compared to December 2014, mainly due to:

     Ch$ 765,221 million decrease in Current Assets, equivalent to 19.5%, explained by:

•         A decrease in cash and cash equivalent of Ch$ 637,462 million mostly attributable to a decrease in Enersis of Ch$ 248,675 million of dividend payments, related company current accounts and transfer to deposits of more than 90 days net of dividends received, in Emgesa of Ch$ 96,040 million because of energy supplier payments, dividends, wealth taxes and the payment of Bonds net of collection charges, in Codensa of Ch$ 79,659 million on account of energy supplier payments, dividends, bonds and wealth taxes net of collection charges, in Edelnor of Ch$ 50,808 million of energy supplier payments, dividends and financial debt net of collection charges, in Edegel of Ch$ 22,748 million on account of energy supplier payments, taxes, dividends and financial debt, in Enel Brazil of Ch$ 100,705 million  of energy supplier payments, loan payments net of collection charges and Contributions to the CDE fund and, in Endesa Chile of Ch$ 34,841 million of energy supplier payments and Bank Loans, among others.

• 14 •

•         A decrease in current tax assets of $ 66,221 million mainly in Enersis of Ch$ 44,191 million and Endesa Chile of Ch$ 23,620 million due to lower PPM Monthly Provisional Payments and Credits on account of Dividends Receivable.

•         A decrease in Other Non-financial Current Assets of Ch$ 35,103 million mostly explained by the impact of converting the different operating currencies of the companies.

•         A decrease in Commercial Accounts Receivable and other current accounts receivable of Ch$ 24,776 million, mostly explained by the impact of converting the different operating currencies of the companies, net of the impact caused by the increased accounts receivable of the period and their collection.

•         A decrease of Non-current Assets or groups of assets for their disposal, classified as kept for sale of Ch$ 7,979 million, corresponding to the assets of El Melon tunnel; a company that was sold in January 2015.

     Ch$ 148,154 million decrease in Non-current Assets, equivalent to 1.2%, explained by:

•         A decrease in Intangible Assets other than goodwill of Ch$ 182,569 million mainly attributable to new investments made during the period of Ch$ 173,319 million partially offset by depreciation and impairment during the period of Ch$ 59,718 million, the impact of converting effect from the different operating currencies of the companies of Ch$ 264,446 million and by other cash flows amounting to Ch$ 31,724 million.

•         A Goodwill decrease of Ch$ 79,090 million, mostly explained by the impact of the conversion of the different currencies of the investments made abroad.

•         A decrease in Other Non-current Financial Assets of Ch$ 72,278 million, mostly attributable to the impact of the conversion from Brazilian reals to Chilean pesos in the Brazilian distributing companies, Ampla and Coelce, for the account receivable by IFIRC 12.

•         An increase in Real Estate Properties, Plant and Equipment of Ch$ 269,572 million that corresponds mostly to new investments made during the period totaling Ch$ 807,768 million and other Cash Flows of Ch$ 35,054 million mainly for dismantling provisions partially offset by the depreciation and impairment of the period of Ch$ 288,934 million and the impact of the conversion of the different operating currencies of the companies of Ch$ 284,316 million.

•         A decrease in Commercial Accounts Receivable and other non-current accounts receivable amounting to Ch$ 28,284 million which corresponds mainly to compensations in Endesa Costanera with Cammesa’s energy debt.

•         A decrease in Assets on account of Deferred Taxes of Ch$ 63,459 million, mostly explained by the impact of the conversion of the different operating currencies of the companies and the lower impact of assets in our Colombian subsidiaries, Emgesa and Codensa.

• 15 •

The Company’s total liabilities, including the Company’s Total Shareholders’ Equity, decreased by Ch$ 913,375 million with respect to December 2014. The foregoing is mostly attributable to a decrease in non-current Assets of Ch$ 168,765 million, a decrease in Current Assets of Ch$ 582,029 million and a decrease in Shareholders’ Equity of Ch$ 162,582 million.

Liabilities (million Ch$)	Sep-15	Dec-14	Change	% Change

Current Liabilities	2,612,793	3,194,822	(582,029)	(18.2%)
Non Current Liabilities	4,278,516	4,447,281	(168,765)	(3.8%)
Total Shareholders' Equity	8,116,637	8,279,219	(162,582)	(2.0%)
Attributable to shareholders of the company	6,022,827	6,201,976	(179,149)	(2.9%)
Attributable to minority interest	2,093,810	2,077,243	16,567	0.8%

Total Liabilities and Shareholders' equity	15,007,947	15,921,322	(913,375)	(5.7%)

     Current Liabilities decreased by Ch$ 582,029 million, equivalent to a variation of 18,2%, which is mostly attributable to:

•         A decrease in commercial accounts and other current payable accounts of Ch$ 628,218 million.  This variation is mostly explained by decreases in Edesur of Ch$ 202,818 million mainly due to the compensation of energy debt with Cammesa with the Credits Receivable of the MMC Cost Monitoring Mechanism of Ch$ 218,890 million, offset by increased suppliers, in Codensa of Ch$ 101,640 million mostly due to payments of dividends, payments to energy suppliers of energy purchases net of the liability recorded by the Wealth Tax, in Enersis of Ch$ 86,849 million mostly due to dividends payments, in Edelnor of Ch$ 36,515 million of payments to suppliers, energy purchases and others, in Emgesa of Ch$ 92,834 million mostly for dividends payments of net of the liability recorded by the Wealth Tax and in Endesa Chile of Ch$ 111,776 million mainly because of dividends payments and to suppliers.

•         An increase of Other Current Financial Liabilities of Ch$ 59,262 million, mostly attributable to the increase in Ampla Energia of Ch$ 19,561 million of new bank loans, transfer from long-term bank loans and bonds and payments to loans and bonds, an increase in Codensa of Ch$ 35,133 million from the transfer of Bond debt from the long term, from an increase in Edegel of Ch$ 28,329 million for having transferred long-term bank loans and bonds, for an increase in Chocon of Ch$ 9,010 million because of having transferred debt to the short term net of payments, for an increase in Emgesa of Ch$ 74,408 million on account of bank loans net of bond debt payments, and in Edelnor of Ch$ 9,322 million for greater bank loans and payment of bonds.  The foregoing was offset with a decrease in Endesa Chile of Ch$ 114,508 million mainly because of the payment of Yankee Bonds.

•         A decrease in accounts payable to related entities of Ch$ 106,649 million, mostly attributable to the payment of dividends to parent companies.

•         An increase in other current provisions of Ch$ 92,295 million, mainly on account of environmental liabilities of El Quimbo Project in our Colombian subsidiary, Emgesa amounting to Ch$ 104,282 million, offset via the conversion impact of Colombian pesos to Chilean pesos.

• 16 •

•         A decrease in the Liabilities included in groups of assets for their disposal classified as kept for sale of Ch$ 5,488 million, which correspond to the liabilities of Túnel El Melon, a company that was sold in January of 2015.

     Non-current Liabilities decreased by Ch$ 168,765 million, equivalent to a variation of 3.8%, which is mostly attributable to:

•         A decrease in Other Non-current Liabilities (financial debt and derivatives) of Ch$ 269,666 million, mostly because of a decrease in Ampla Energia of Ch$ 125,945 million on account of transferring bonds and bank debt to the short term plus the impact of converting Brazilian reals to Chilean pesos, in Codensa  of Ch$ 66,806 million for transferring bond debt and conversion impacts to the short term, in Edegel of Ch$ 62,114 million for transferring bank debt and bonds to the short term, loan payments and conversion impacts, in Emgesa of Ch$ 99,335 million mainly because of the impact of converting Colombian pesos to Chilean pesos and, in Coelce of Ch$ 64,737 million mostly because of currency conversion impacts. All of the foregoing partially offset by an increase in Endesa Chile of Ch$ 132,081 million mostly attributable to foreign exchange conversion impacts for foreign-currency-denominated debt and, in Edelnor of Ch$ 11,196 million because of the issue of bonds net of short-term transfer and currency conversion impacts.

•         Increased Commercial Accounts Payable and other non-current accounts payable of Ch$ 117,054 million mostly attributable to Edesur and Dock Sud on account of debt to Cammesa for extraordinary investment plans.

•         Increased Other Non-current Provisions of Ch$ 39,347 million, mainly because of increased dismantling provisions of Ch$ 32,523 million in Bocamina II, Central San Isidro and Central Quinteros, in Emgesa of Ch$ 29,275 million for environmental liability provisions and future obligations with rural communities, offset with the conversion impact of the different operating currencies of the companies.

•         A decrease in Non-current Employee Benefit Provisions of Ch$ 35,549 million, mostly because of the conversion impact of the different operating currencies of the companies

•         A decrease in Liabilities on account of Deferred Taxes of Ch$ 30,736 million most because of the impact of netting deferred asset taxes and the impact of converting the different operating currencies of the companies.

     The Company’s Total Shareholders’ Equity decreased by Ch$ 162.582 million, when compared to those as of December 2014.

•         The portion that is attributable to the controller’s property owners decreased by Ch$ 179,149 million which is mostly explained by the result of the period of Ch$ 405,425 million, the decrease of Other Reserves of Ch$ 456,187 million, mainly because of currency conversion differences during the period of Ch$ 400,971 million, cash flow hedges of Ch$ 54,621 million and Other Reserves of Ch$ 595 million. Additionally, because of the decrease of the impact of accumulated profits of the profits and losses allocated for established benefit plans of Ch$ 6,355 million and, because of the decrease of the final dividend amount for the year 2014 of Ch$ 122,032 million.

• 17 •

•         Non-controlling Shareholdings increased by Ch$ 16,567 million, which is mostly explained by the results of the period of Ch$ 287,601 million and Other Increases totaling Ch$ 655 million, offset by a decrease in Other Integral Results of Ch$ 174,352 million and by the distribution of the dividends corresponding to minority shareholders totaling Ch$ 97,337 million.

Financial indicators have evolved as follows:

Indicator		Unit	Sep-15	Dec-14	Sep-14	Change	% Change

Liquidity	Current liquidity	Times	1.21	1.23	-	(0.02)	(1.6%)
	Acid ratio test (1)	Times	1.15	1.18	-	(0.03)	(2.5%)
	Working Capítal	MMCh$	553,485	736,677	-	(183,192)	(24.9%)
Leverage	Leverage	Times	0.85	0.92	-	(0.07)	(7.6%)
	Short Term Debt	%	37.9%	41.8%	-	(3.9%)	(9.3%)
	Long Term Debt	%	62.1%	58.2%	-	3.9%	6.7%
	Financial Expenses Coverage (2)	Times	4.74	-	3.49	1.25	35.7%
Profitability	Operating Income/Operating Revenues	%	22.0%	-	21.9%	0.1%	0.4%
	ROE (annualized)%		12.1%	-	7.4%	4.6%	62.4%
	ROA (annualized)%		7.8%	-	5.6%	2.2%	39.4%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The liquidity ratio as of September 2015 was 1.21 times, showing a negative variation of 1.6% with respect to December 2014.  The company enjoys an excellent liquidity position despite a lower cash flow with respect to December 2014.

The leverage ratio was 0.85 times as of September 2015, decreasing by 7.6% with respect to December 31, 2014, mainly because of lower current liabilities as compared to December 2014.

The financial expense coverage ratio shows an increase of 1.25 times or the equivalent to 35.7%, upon passing from 3.49 times,  as of September 2014, to 4.74 times in the current year, mainly because of an increased EBITDA and the lower financial costs of this period when compared to those of the previous year.

The Profitability indicator, measured in terms of the operating result over the operating income, increased by 0.4% reaching 22.0% as of September 2015.

The Return on Equity of the owners of the controller (dominant company) reached 12.1%, increasing 62.4% with respect of the previous year as a result of better results in the dominant company.

Return on Assets increased from 5.6% in September 2014 to 7.8% in the current period, mostly because of the better result of the period.

• 18 •

MAIN CASH FLOWS

During the period the Company generated a negative cash flow of Ch$ 621,300 million, mainly comprised of:

Cash Flow (million Ch$)	Sep-15	Sep-14	Change	% Change

From Operating Activities	1,223,495	951,287	272,208	28.6%
From Investing Activities	(964,314)	(86,014)	(878,301)	1021.1%
From Financing Activities	(880,480)	(1,149,317)	268,837	(23.4%)

Net Cash Flow	(621,300)	(284,044)	(337,256)	118.7%

As of September 30, 2015 operating activities generated a net cash flow of Ch$ 1,223,495 million, showing a 28.6% increase with respect to the previous year.  This flow is mostly comprised of sale proceeds and other income of Ch$ 6,623,842 million, the collections from other operating income of Ch$ 481,865 million, offset by payments to suppliers of Ch$ 3,650,830 million, payroll payments to employees of Ch$ 420,623 million and other operating payments of Ch$ 1,810,759 million.

Investment activities generated a negative net cash flow of Ch$ 964,314 million, which is mostly explained by disbursements on account of the incorporation of real estate property and plant and equipment of Ch$ 854,681 million, the incorporation of intangible IFRIC 12 assets for Ch$ 189,887 million, investments in time deposits over 90 days of Ch$ 779 million and a capital contribution to Hidroaysen of Ch$ 2,295 million, offset by interest payments received of Ch$ 41,895 million, dividends received of Ch$ 9,838 million, a net cash inflow for the sale of the El Melon tunnel investment of Ch$ 6,640 and other cash inflows totaling Ch$ 23,397 million.

Financing activities generated a negative cash flow of Ch$ 880,480 million, mainly because of loan payments of Ch$ 460,511 million, dividend payments of Ch$ 538,734 million, interest payments of Ch$ 194,756 million and other financing disbursements totaling Ch$ 25,573 million, offset by new loans totaling Ch$ 339,094 million.

• 19 •

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	Sep-15	Sep-14	Sep-15	Sep-14

Endesa Chile	432,301	308,274	170,142	148,220
Cachoeira Dourada	2,713	4,084	3,912	4,651
CGTF	12,492	14,579	4,413	5,041
CIEN	636	4,128	8,625	10,795
Chilectra S.A.	32,526	24,335	21,512	18,653
Edesur S.A.	155,374	120,338	9,556	7,939
Edelnor S.A.	89,189	34,215	21,242	19,739
Ampla (*)	117,571	116,213	31,276	41,420
Coelce (*)	60,266	63,266	22,555	30,791
Codensa S.A.	93,839	49,958	45,062	51,931
Inmobiliaria Manso de Velasco Ltda. (1)	-	489	-	194
Servicios Informaticos e Inmobiliarios Ltda (ex ICT)	77	52	89	33
Holding Enersis and investment companies	4,592	6,346	(847)	935
Cemsa	96	-	30	22
Dock Sud	38,575	4,108	6,999	4,293
EE Piura	4,321	1,075	4,087	4,518

Total	1,044,568	751,460	348,652	349,175

(*) Includes intangible assets concessions
(1) Company merged in 2015 by Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)

MAIN RISKS ASSOCIATED TO THE OPERATIONS OF THE ENERSIS GROUP

The Group’s operations are subject to a broad set of governmental regulations, and the changes introduced in them may affect its operations, economic situation and operating results.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations, both in Chile as well as in the other countries in which they operate.  Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results

Such new laws or regulations, occasionally, modify regulatory aspects that might affect existing entitlements; which, as the case might be, may have adverse effects over the future results of the group.

The Group’s operations are subject to wide-ranging environmental regulations that Enersis is meeting continuously.  Eventual modifications introduced to such regulations could impact its operations, economic situation and operating results.

• 20 •

Enersis and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other regulatory authorizations and compliance with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enersis cannot guarantee that:

     Public authorities will approve such environmental impact studies;

     Public opposition will not derive in delays or modifications to any proposed project;

     Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in a manner such as to mitigate eventual impacts derived from altered hydrological conditions.

The operations of the Enersis Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located.  If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enersis has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity.  The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.  Depending on the weather conditions, differences may occur on the business margins.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The objective of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

In compliance with the Company’s hedging policy, the percentage of fixed and/or hedged debt over the total net debt was 67% as of September 30, 2015.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used in order to comply with this policy are rate swaps of variable rates to fixed rates.

The structure of the financial debt of the Enersis Group, according to fixed plus hedged and variable rates of interest over the total net debt, after the derivative contracts, is the following:

 • 21 •

Net position:

	30-09-2015%	31-12-2014%
Fixed Interest Rate	67%	86%
Variable Interest Rate	33%	14%
Total	100%	100%

21.1  Foreign exchange rate risk.

Foreign exchange rate risks are primarily inherent to the following transactions:

Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

Payments for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

Income of Group companies directly linked to the fluctuation of currencies other than those of its own cash flows.

Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enersis Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between USD-indexed flows and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.2  Commodities risk.

The Enersis Group is exposed to the risk of price variations of certain commodities, primarily through:

Fuel purchases in the process of electric energy generation.

Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients and, in the case of regulated clients subject to long-term tender processes, by determining indexing polynomials to reduce commodity exposure.

Considering the operative conditions confronted by Chile’s electric generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its results. As of September 30, 2015 there were no such operations in effect.  As of December 31, 2014, however, there were swap operations in effect for 266,000 barrels of Brent Petroleum for January 2014 and 350,000 million BTU of Henry Hub gas for February 2015.

• 22 •

Depending on the operative conditions, which are continuously updated, such hedging practices may be modified or made to include other commodities.

21.3  Liquidity risk.

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of debt and capital markets.

The above-mentioned projected needs include expirations of net financial debt; namely, after financial derivatives.  For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives, please consult Notes 19 and 21 and Annex 4 hereunder.

As of September 30, 2015 the Enersis Group had a liquidity position of M$ 1,067,283,896 in cash and cash equivalents and of M$ 193,216,116 in unconditionally-available long-term lines of credit.  As of December 31, 2014, the Enersis Group’s liquidity position amounted to M$ 1,707,745,491 in cash and cash equivalent and M$ 353,263,488 in unconditionally-available long-term lines of credit.

21.4  Credit Risk.

The Enersis group continuously monitors its credit risks.

Commercial Accounts Receivable:

Insofar as credit risks of accounts receivable from the commercial activity is concerned, this risk has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation.  The foregoing is applied to both to our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause of contract termination.  To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit evaluation and control process; which, to be sure, is just as limited.

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Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or its equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade, considering the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

Derivatives are contracted with highly solvent entities, so that all operations are contracted with investment grade institutions.

Measuring risks.

The Enersis Group prepares a Value at Risk (VaR) measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The positions portfolio included for the purposes of calculating the present Value at Risk, is comprised of:

-           Financial debt.

-           Derivatives for hedging Debt, Dividends and Projects.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio; which includes:

-           The USD Libor rate of interest.

-           The various currencies in which our companies operate, the habitual local indices of bank practices.

-           The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future scenarios (for the next quarter) of the market values of the risk variables based on real observations scenarios for the same period (quarter) for the past five years.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Given the aforementioned assumptions, the value at risk for one quarter ahead, of the positions discussed above corresponds to Ch$ 155,516 million.

• 24 •

These values represent the potential increase of the portfolio of debt and derivatives, therefore, these values at risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each year.

Other risks.

As is the habitual practice in bank credits and capital market operations, as portion of the financial indebtedness of Enersis and of its subsidiary Endesa Chile, is subject to cross-default provisions.  If certain defaults are not remedied, they may result in a cross default situation and certain liabilities of these companies may eventually become callable.

Non-payment of debt of these companies –after any applicable grace period- or in the case of Endesa Chile, whose individual not-fully-paid capital may exceed the equivalent of US$ 50 million and whose arrears amount also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international line of credit.  Moreover, this loan includes provisions according to which certain events other than non-payment, in Endesa Chile, such as bankruptcy, insolvency, final adverse court rulings for an amount over US$ 100 million, and the expropriation of assets, among others, may cause the acceleration of these credits.

On the other hand, non-payment of any debt of Enersis and Endesa Chile or of any of their Chilean subsidiaries -after any applicable grace period- for a capital amount in excess of US$ 30 million, may lead to the mandatory acceleration of the Yankee Bonds.  Albeit, in the specific case of Endesa Chile’s Yankee Bond, issued in April 2014 with expiration in 2024, that threshold is of US$ 50 million.

Finally, in the case of the local bonds and the lines of credit of Enersis and Endesa Chile, the accelerated payment of such debt is only triggered by non-compliance of the Debtor.

There are no provisions in these credit agreements by means of which changes in the corporate rating or debt of these companies issued by risk classification agencies trigger the obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With respect to the assets of greater importance, we should mention the following:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and any loss experienced account of deterioration (impairment).  Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them.  Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in an Affiliate Company as of the date of acquisition.  Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any deterioration (impairment) that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly.  (See Note 3.e of the Financial Statements).

• 25 •

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to deterioration (impairment).  Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of the deterioration (impairment). If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the Cash Generating Unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period

Notes and accounts receivable from related companies are classified according to their short or long-term maturities.  Operations adhere to fair conditions similar to those that prevail in the market.

In sum, assets are valued pursuant to the IFRS International Financial Reporting Standards, whose criteria are set forth in Notes N°2 and 3 of these Financial Statements.

• 26 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D' Agnese
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Title: Chief Executive Officer

Date: November 2, 2015